Cutler Trust

June 12, 2015

FILED VIA EDGAR

Ms. Elisabeth Bentzinger, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:	Cutler Trust (the “Trust”) (File Nos. 333- 52850 and 811- 07242)
Cutler Emerging Markets Fund (the “Fund”)

Dear Ms. Bentzinger:

We are electronically filing via EDGAR the Trust’s responses to oral comments provided by Ms. Elisabeth Bentzinger of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 26, 2015 in connection with Post-Effective Amendment No. 39 to the Trust’s registration statement on Form N-1A, which was filed with the Commission on April 10, 2015.  Set forth below are summaries of the comments provided by the Staff and the Trust’s responses to such comments:

GENERAL
Cover Pages

1.         COMMENT: Please update the series/class identifier to reflect the ticker symbol when it becomes available.

RESPONSE: The Cover Pages have been revised to include the ticker symbol.

PROSPECTUS

Fees and Expenses Table (Page 3)

2.         COMMENT: In the Fees and Expenses Table, please revise the line item that states “Service Fees” to say “Distribution and/or Services (12b-1) Fees” pursuant to Instruction 3(b) to Item 3 of Form N-1A.

RESPONSE: The Fund does not have a distribution or service plan adopted pursuant to Rule 12b-1 (“12b-1 Plan”).  The current caption of “Service Fees” accurately describes the expenses paid pursuant to the Fund’s Shareholder Service Plan in accordance with Instruction 3(b) to Item 3 of Form N-1A.

3.         COMMENT: In the Fees and Expenses Table, please add a footnote to the “Acquired Fund Fees and Expenses” line item to disclose that Acquired Fund Fees and Expenses are based on estimated amounts for the Fund’s current fiscal year.

RESPONSE: The requested footnote has been added to the Acquired Fund Fees and Expenses line item.

4.         COMMENT: In footnote 2, please revise the first sentence that states “Annual Fund Operating Expenses have been restated to reflect that the Fund’s investment adviser, Cutler Investment Counsel, LLC (the “Adviser”), has contractually agreed, until July 1, 2016, to waive its management fees and to pay the Fund’s operating expenses to the extent necessary to limit Annual Fund Operating Expenses to an amount not exceeding 1.55% of the Fund’s average daily net assets.” to remove the reference to the Fund’s Annual Fund Operating Expenses being “restated”.  The Fund is new, and thus, its Annual Fund Operating Expenses cannot be restated.

RESPONSE: Footnote 2 has been revised to state “The Fund’s investment adviser, Cutler Investment Counsel, LLC (the “Adviser”), has contractually agreed, until July 1, 2016, to waive its management fees and to pay the Fund’s operating expenses to the extent necessary to limit Annual Fund Operating Expenses to an amount not exceeding 1.55% of the Fund’s average daily net assets.”

5.         COMMENT: Please confirm supplementally that the Expense Limitation Agreement described in the fee table will only be reflected in the Expense Example for the term of the Expense Limitation Agreement.

RESPONSE: Yes, the Expense Limitation Agreement described in the fee table will only be reflected in the Expense Example for the term of the Expense Limitation Agreement.

Portfolio Turnover (Page 4)

6.         COMMENT: Please include disclosure in this paragraph indicating that portfolio turnover is not shown because the Fund has not commenced operations as of the date of the Prospectus.

RESPONSE: The following sentence has been added to the end of this Section “The Fund’s portfolio turnover rate is not shown because the Fund has not commenced operations as of the date of this Prospectus.”

Principal Investment Strategies (Pages 4-5)

7.         COMMENT: Please revise the Fund’s 80% Investment Policy so that it is definitive by removing the reference to “expects” from the first sentence of the Principal Investment Strategies Section which states “In seeking to meet its investment objective, the Fund expects that under normal conditions at least 80% of its assets will be invested in a diversified portfolio of securities of issuers whose principal activities are in, or economically tied to, emerging markets countries selected in accordance with the Adviser’s long standing dividend focused investment philosophy.”

RESPONSE: The Fund’s 80% Investment Policy has been revised to state “In seeking to meet its investment objective, under normal conditions, at least 80% of the Fund’s assets will be invested in a diversified portfolio of securities of issuers whose principal activities are in, or economically tied to, emerging markets countries selected in accordance with the Adviser’s long standing dividend focused investment philosophy.”

8.         COMMENT: In several places throughout the Prospectus and Statement of Additional Information (“SAI”), it states “For purposes of this policy, “assets” shall mean net assets plus the amount of any borrowings for investment purposes (although the Fund is not currently permitted to do so).”  In the SAI, it states as a fundamental policy of the Fund that “The Fund may not: (1) Engage in borrowing except as permitted by the 1940 Act, any rules and regulations promulgated thereunder or interpretations of the SEC or its staff.”  Please reconcile these two conflicting statements.

RESPONSE: Though the Fund’s fundamental policy allows the Fund to engage in borrowing as permitted by the 1940 Act, the Board of Trustees has not yet authorized the Fund to do so.  To clarify, the language in the Prospectus and SAI has been revised to state “For purposes of this policy, “assets” shall mean net assets plus the amount of any borrowings for investment purposes (although the Fund is not currently authorized by the Board of Trustees to do so).”

9.         COMMENT: Please remove the first sentence of the second paragraph of the Principal Investment Strategies Section.  Revise such disclosure to describe each of the Fund’s principal investment strategies without reference to the strategies of the Adviser’s other portfolios (i.e., the Fund’s strategies should stand on their own).

RESPONSE: This sentence has been revised to state “The Adviser will manage the Fund in accordance with the Adviser’s dividend focused investment philosophy with appropriate adjustments for emerging market economies, sectors and securities.”

10.        COMMENT: The Fund’s Principal Investment Strategies Section states that “The Fund may, but is not required to, hedge against currency risk through the use of forward foreign currency contracts which are entered into directly with dealers.”  If the Fund’s use of forward foreign currency contracts will be included in the calculation of its 80% Investment Policy, please confirm supplementally that investments will be valued at market/fair value rather than notional value for purposes of the 80% Investment Policy.

RESPONSE: The Fund’s use of forward foreign currency contracts will be included in the calculation of its 80% Investment Policy and such investments will be valued at market/fair value rather than notional value for purposes of the 80% Investment Policy.

Principal Risks (Page 6)

11.        COMMENT: Please revise the disclosure in the first paragraph of the Principal Risks Section to more clearly state that loss of money is a risk of investing in the Fund.

RESPONSE: The following sentence has been added to the beginning of this Section “An investment in the Fund is subject to investment risks; therefore you may lose money by investing in the Fund.”

Principal Risks – Currency Risk (Pages 7-8)

12.        COMMENT: Please review the staff guidance provided in the Barry Miller letter, dated July 30, 2010, regarding derivatives-related disclosures by investment companies and confirm supplementally that you are comfortable that the derivatives related disclosure in the Currency Risk Section is sufficient pursuant to such guidance.

RESPONSE: We have reviewed the staff guidance provided in the Barry Miller letter, dated July 30, 2010, regarding derivatives-related disclosures by investment companies and confirm that we are comfortable that the derivatives related disclosure in the Currency Risk Section is sufficient pursuant to such guidance.

Principal Risks – Management Risk (Pages 8-9)

13.        COMMENT: In the Management Risk Section, it states “Poor security selection and/or investments that have unfavorable portfolio maturities could cause the Fund’s return to be lower than anticipated.”  The securities in which the Fund invests (i.e., common stocks, preferred stocks, American Depository Receipts and exchange-traded funds (“ETFs”)) do not have maturities.  Please revise.

RESPONSE: This sentence has been revised to state “Poor security selection could cause the Fund’s return to be lower than anticipated.”

Purchase and Sale of Fund Shares – General Information (Page 10)

14.        COMMENT: In the General Information Section, please include disclosure that states that investors may redeem on any business day, pursuant to Item 6(b) of Form N-1A.

RESPONSE: The following sentence has been added to the beginning of this Section “You may purchase or redeem (sell) shares of the Fund on each day that the New York Stock Exchange is open for business.”

Principal Investment Strategies of the Fund and Principal Risks of Investing in the Fund (Pages 12-17)

15.        COMMENT: The Item 9 disclosure in the Principal Investment Strategies of the Fund and Principal Risks of Investment in the Fund Sections is duplicative of the Item 4 disclosure in the Principal Investment Strategies and Principal Risks Sections.  Please revise these Sections so the Item 4 disclosure is more of a summary and the Item 9 disclosure is more detailed.  For more information, please see IM Guidance No. 2014-08, published in June 2014.

RESPONSE: The Item 4 disclosure has been revised accordingly.

Principal Investment Strategies of the Fund (Page 14)

16.        COMMENT: In the last paragraph of the Principal Investment Strategies of the Fund Section, please disclose how tax consequences and higher transaction costs may affect the Fund’s performance.

RESPONSE: The third sentence of the last paragraph of this Section has been revised to state “Frequent trading could increase the amount of capital gains realized by the Fund and the Fund’s transaction costs, which could reduce the Fund’s performance.”

Shareholder Services Plan (Page 20)

17.        COMMENT: Please revise the disclosure under the Shareholder Services Plan Section to disclose that this is a 12b-1 Plan.  Include the statement required by Item 12(b) of Form N-1A which states “Because these fees are paid out of the Fund’s assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.”

RESPONSE: The Fund has not adopted a 12b-1 Plan.

General Information (Page 21)

18.        COMMENT: Please revise the second and third sentences of the first paragraph of the General Information Section that state “If the Transfer Agent receives your purchase request in proper form on a business day prior to 4:00 p.m., Eastern time, your transaction will be priced at that day’s NAV. If the Transfer Agent receives your purchase request after 4:00 p.m. on a business day or on a non-business day, your transaction will be priced at the next business day’s NAV.” to include both purchase and redemption requests.

RESPONSE: The second and third sentences of the first paragraph of this Section have been revised to state “If the Transfer Agent receives your purchase or redemption request in proper form on a business day prior to 4:00 p.m., Eastern time, your transaction will be priced at that day’s NAV. If the Transfer Agent receives your purchase or redemption request after 4:00 p.m. on a business day or on a non-business day, your transaction will be priced at the next business day’s NAV.”

General Information – When and How NAV is Determined (Pages 21-22)

19.        COMMENT: Because the Fund intends to invest in portfolio securities that are listed on foreign exchanges, please include disclosure in the When and How NAV is Determined Section that states that the net asset value of the Fund’s shares may change on days when shareholders will not be able to purchase or redeem the Fund’s shares.

RESPONSE: The following additional disclosure has been added to this Section “To the extent that the Fund’s foreign securities are traded in markets on days when the Fund does not calculate its NAV, the value of the Fund’s assets may be affected on days when shares of the Fund cannot be purchased or redeemed. In addition, trading in some of the Fund’s foreign securities may not occur on days when the Fund is open for business. Because the values of foreign securities may be materially affected by events occurring before the Fund’s pricing time but after the close of the primary markets or exchanges on which such securities are traded, portfolio securities of the Fund that trade in foreign markets will typically be priced at their fair value as determined by an independent pricing service approved by the Board of Trustees. Valuing portfolio securities at fair value involves reliance on judgment and a security’s fair value may differ depending on the method used for determining value. As a result, the prices of securities used in calculating the Fund’s NAV may differ from quoted or published prices for the same securities. Values of foreign securities are translated from the local currency into U.S. dollars using currency exchange rates supplied by an independent pricing quotation service.”

Investment Procedures – Limitations on Purchases (Page 26)

20.        COMMENT: In the Limitations on Purchases Section, it states “The Fund reserves the right to refuse any purchase request, particularly requests that could adversely affect the Fund or its operations.”  Please disclose the maximum amount of time the Fund will take to inform investors of the rejection.

RESPONSE: The following additional disclosure has been added to this Section “If the Fund refuses a purchase request, it will inform the investor of such rejection generally within one business day but may take up to three business days.”

Selling Shares – Redemption In Kind (Page 30)

21.        COMMENT: In the Redemption In Kind Section, please add the following disclosures: (a) securities redeemed in kind will continue to have market risk until converted by the shareholder to cash and (b) shareholders may incur taxable capital gains when converting securities redeemed in kind to cash.

Also, indicate supplementally if the Fund may use illiquid securities to redeem in kind.  If so, please disclose the risk that shareholders may not be able to sell such securities at all.

RESPONSE: The Fund may use illiquid securities to redeem in kind.  The following additional disclosure has been added to this section “Securities redeemed in kind will continue to have market risk until you convert them to cash.  You may incur taxable capital gains when converting securities redeemed in kind to cash.  The Fund may use illiquid securities to redeem in kind and if the Fund chooses to do so, you may not be able to sell such securities.”

Selling Shares – Lost Accounts (Page 30)

22.        COMMENT: The Last sentence of the Lost Accounts Section states “However, checks will not be reinvested into accounts with a zero balance.”  Please disclose what happens to those checks if not reinvested.

RESPONSE: The following additional disclosure has been added to this Section “If a check is not reinvested due to the account having a zero balance, the Transfer Agent will continue to search for the lost shareholder until such time as the funds are escheated to the applicable state government, in accordance with the laws of such state.”

Frequent Purchases and Redemptions of Fund Shares (Pages 30-31)

23.        COMMENT: In the Frequent Purchase and Redemptions of Fund Shares Section, please describe with specificity the Fund’s Market Timing Procedures pursuant to the requirements of Item 11(e)(4) of Form N-1A.

RESPONSE: The Fund believes the current description under the Frequent Purchase and Redemptions of Fund Shares Section sufficiently describes its existing Market Timing Procedures in accordance with the requirements of Item 11(e)(4) of Form N-1A.

For More Information – Contacting the Fund (Back Page)

24.        COMMENT: In the Contacting the Fund Section, the web link to the Fund’s website is not operational.  Please revise.

RESPONSE: This Section has been revised to reflect the correct web link to the Fund’s website as cutlermutualfunds.com.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Investment Policies and Risks (Page 3)

1.         COMMENT: Under the Investment Policies and Risks Section in the SAI, it states “Under normal conditions, at least 80% of the Fund’s assets will be invested in a diversified portfolio of common stocks of issuers in emerging market countries.”  Under the Principal Investment Strategies Section in the Prospectus, it states “In seeking to meet its investment objective, the Fund expects that under normal conditions at least 80% of its assets will be invested in a diversified portfolio of securities of issuers whose principal activities are in, or economically tied to, emerging markets countries selected in accordance with the Adviser’s long standing dividend focused investment philosophy.”  Please reconcile these two statements.

RESPONSE: Under the Investment Policies and Risks Section in the SAI, the disclosure has been revised to state “Under normal conditions, at least 80% of the Fund’s assets will be invested in a diversified portfolio of securities of issuers whose principal activities are in, or economically tied to, emerging markets countries selected in accordance with the Adviser’s long standing dividend focused investment philosophy.” to reconcile the language with that in the Fund’s Prospectus.

Investment Limitations (Page 8)

2.         COMMENT: It is the Staff’s current position that Funds should have a non-fundamental investment policy of not investing more than 15% of its net assets in illiquid securities and that such limitation calculation should not be limited to the time of investment.  Please add such non-fundamental investment policy to the SAI.

RESPONSE: The following disclosure has been added to the SAI “The Fund may not hold more than 15% of its net assets in illiquid securities.  Securities qualifying for resale under Rule 144A under the Securities Act of 1933, as amended, determined by the Adviser to be liquid, subject to the oversight of the Board, shall not be deemed to be “illiquid securities”.  This percentage limitation is monitored on an ongoing basis and, if necessary, the Fund will reduce its holdings in due course and in a prudent manner to comply with the limitation.”

3.         COMMENT: The SAI states that the Fund has adopted the following investment limitations, which are fundamental policies of the Fund; “The Fund may not: (1) Engage in borrowing except as permitted by the 1940 Act, any rules and regulations promulgated thereunder or interpretations of the SEC or its staff; (2) Issue senior securities.  This limitation is not applicable to activities that may be deemed to involve the issuance or sale of a senior security by the Fund, provided that the Fund’s engagement in such activities is consistent with or permitted by the 1940 Act, the rules and regulations promulgated thereunder or interpretations of the SEC or its staff.”  Please revise this language to clarify what the Investment Company Act of 1940 (the “1940 Act”) permits with respect to borrowing and issuing senior securities.

RESPONSE: This language has been revised to state “The Fund may not: Engage in borrowing or issue senior securities if such borrowings or other transactions would exceed 33 1/3% of its assets except as permitted by the 1940 Act, any rules and regulations promulgated thereunder or interpretations of the SEC or its staff.  This limitation is not applicable to activities that may be deemed to involve the issuance or sale of a senior security by the Fund, provided that the Fund’s engagement in such activities is consistent with or permitted by the 1940 Act, the rules and regulations promulgated thereunder or interpretations of the SEC or its staff.

4.         COMMENT: The SAI states that the Fund has adopted the following investment limitation, which is a fundamental policy of the Fund: “The Fund may not: (4) Invest more than 25% of its total assets in a particular industry or group of industries.  This limitation is not applicable to investments in obligations issued or guaranteed by the U.S. government, its agencies and instrumentalities or repurchase agreements with respect thereto, or investments in other investment companies.” Please add disclosure to this Section indicating that the Fund will consider the concentration of underlying ETFs when determining compliance with its own concentration policy.

RESPONSE: The Fund will act consistent with its fundamental investment limitation and its statutory obligations in evaluating investments in other registered investment companies.  In this regard, investments in other investment companies are not considered to be issued by members of any industry, unless an industry concentration is identified in their name.  The disclosure in this fundamental limitation has been revised to state “For purposes of this limitation, securities of the U.S. Government (including its agencies and instrumentalities or repurchase agreements) and investments in other registered investment companies (other than registered investment companies that identify an industry concentration in their name)  are not considered to be issued by members of any industry.”

Portfolio Transactions (Pages 16-17)

5.         COMMENT: In the Portfolio Transactions Section, include disclosure on the Fund’s 12b-1 Plan as required by Item 19(g) of Form N-1A.

RESPONSE: The Fund has not adopted a 12b-1 Plan.

Ownership of Fund Shares (Page 27)

6.         COMMENT: In the Ownership of Fund Shares Section, include the disclosure on Control Persons as required by Item 18(a) of Form N-1A.

RESPONSE: The following disclosure has been added to this section “A shareholder owning of record or beneficially more than 25% of a Fund’s outstanding shares may be considered a controlling person.  That shareholder’s vote could have a more significant effect on matters presented at a shareholders’ meeting than the vote of other shareholders.”

PART C

1.         COMMENT: Exhibit 28(j) states “Not applicable”.  Please file the Auditors Consent and revise the response to Exhibit 28(j).

RESPONSE: The Response to Exhibit 28(j) has been revised to state “Consent of Independent Registered Public Accounting Firm – Filed herewith.” and the Auditor’s Consent will be filed with Post-Effective Amendment No. 40 to the Trust’s registration statement on Form N-1A made pursuant to Rule 485(b) under the Securities Act of 1933.

2.         COMMENT: Revise the Signature Page to include the signature of the Principal Accounting Officer, in addition to the Principal Executive Officer and the Principal Financial Officer, pursuant to the requirements of Section 6(a) of the Securities Act of 1933.  The Principal Accounting Officer and the Principal Financial Officer of the Trust are the same person.

RESPONSE: The Signature Page has been revised to include the signature of the Principal Accounting Officer, along with the Principal Executive Officer and Principal Financial Officer.

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The Trust has authorized me to acknowledge to you that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Thank you for your comments. Please contact the undersigned at (513) 587-3418 if you have any questions.

Sincerely,

/s/ Tina H. Bloom

Tina H. Bloom
Secretary